UNITED STATES

SECURITIES AND EXCHANGE COMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA

(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964

(Address of Plan and of principal executive office of Issuer)

Item 4. FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania

Deferred Salary Savings Plan

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee

The Board of Directors

Univest Corporation of Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania June 22, 2012

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2011	2010
Assets:
Investments, at fair value	$26,104,303	$26,377,307
Contributions receivable	54,216	55,837
Interest and dividends receivable	48,097	43,166

Total assets	26,206,616	26,476,310

Liabilities:
Excess contributions payable	32,471	30

Net assets available for benefits	$26,174,145	$26,476,280

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years ended December 31,
	2011	2010
Additions (reductions):
Investment income (loss):
Interest and other	$216	$362
Dividends	218,375	198,727
Net (depreciation) appreciation in fair value of investments	(1,610,777)	2,801,064

Total investment (loss) income	(1,392,186)	3,000,153

Contributions:
Employer	635,591	595,575
Participants	1,692,772	1,620,913
Rollovers	76,534	198,912

Total contributions	2,404,897	2,415,400

Total additions	1,012,711	5,415,553

Deductions:
Benefits paid directly to participants	1,314,846	904,924

Total deductions	1,314,846	904,924

Net (decrease) increase in net assets available for benefits	(302,135)	4,510,629
Net assets available for benefits:
Beginning of year	26,476,280	21,965,651

End of year	$26,174,145	$26,476,280

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following brief description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a deferred salary savings plan established June 23, 1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the board of directors of the Corporation under a written plan and trust agreement between the Employer and the Trustee. The Trustee refers to members of the board of directors who are trustees of the plan and trust and are collectively referred to as the Trustee. The Trustee has appointed Univest Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.

(b)	Plan Amendment

Effective January 1, 2010, the Plan was amended to allow Roth 401(k) elective contributions. Under this contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Employer contributions made on a participant’s Roth 401(k) contributions are made on a pre-tax basis.

(c)	Contributions

Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2011 of $16,500 if under age 50 and $22,000 if age 50 or over. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.

The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s board of directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Investment Options

Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, registered investment companies and guaranteed interest accounts.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution, (b) Plan earnings (losses), and (c) forfeitures of terminated participants’ nonvested accounts used to reduce the Employer’s matching contribution.

(f)	Vesting

Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.

Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period.

(g)	Payment of Benefits

The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70 1/2.

(h)	Participant Loans

Loans to participants from the Plan are not permitted.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(j)	Excess Contributions

Excess contributions primarily represent amounts withheld from participants in excess of the IRC limitations that were refunded to participants subsequent to year end. Excess contributions represent salary deferrals made in excess of IRS limits. These amounts were refunded to participants in March 2012, and are recorded as a liability in the statement of net assets available for benefits.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(k)	Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts that were unallocated to participants totaled $3,756 and $904, respectively. During 2011 and 2010, the Corporation used forfeited amounts to reduce employer contributions by $12,066 and $11,801, respectively.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The underlying securities in each registered investment company are listed on national securities exchanges and valued on the basis of year-end closing prices; securities traded in the over-the-counter market are valued at the closing price on the last business day of the year; and guaranteed interest accounts are valued at cost plus accrued interest which approximates fair value. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Expenses

The Corporation pays the costs of trust and other administrative services of the Plan.

(e)	Payment of Benefits

Benefit payments to participants are recorded when paid.

(f)	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Codification Update (ASU) regarding fair value measurements which establishes a global standard in U.S. GAAP and International Financial Reporting Standards for applying fair value measurements and disclosures. Consequently, the amendments in this update change the wording to describe some of the requirements for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and most of the amendments are not intended to result in a change of the application of fair value measurement requirements. The amendment enhances disclosure requirements, particularly for Level 3 fair value measurements. This amendment is effective for fiscal years and interim periods within those years, beginning after December 15, 2011, or for the year ending December 31, 2012 for the Plan, and is to be applied prospectively. The future adoption of this guidance is not expected to have a material impact on the Plan’s fair value measurement disclosures.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In January 2010, the FASB issued an ASU for improving disclosures about fair value measurements. This update included a provision requiring companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision is effective for fiscal years beginning after December 15, 2010 or the year ending December 31, 2011 for the Plan. The adoption of this provision did not materially impact the Plan’s fair value measurement disclosures.

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2011 and 2010 are indicated below.

	At December 31,
	2011	2010
Univest Corporation of Pennsylvania common stock	$3,242,028	$3,646,134
John Hancock Lifestyle Balanced Fund	3,834,813	3,635,685
John Hancock Lifestyle Growth Fund	3,332,855	3,559,680

For the years ended December 31, 2011 and 2010, the Plan’s investments, including investments purchased and sold, as well as held during the year (depreciated) appreciated in fair value as follows:

	For the years ended December 31,
	2011	2010
Univest Corporation of Pennsylvania common stock	$(895,060)	$323,810
Shares of registered investment companies	(715,068)	2,476,989
John Hancock guaranteed interest accounts	(649)	265

	$(1,610,777)	$2,801,064

(4)	Fair Value Disclosure

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Unobservable inputs are inputs that reflect the Plan’s assumptions that the market participants would use in pricing the asset or liability based on the best information available in the circumstances. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement.

•

Level 1—Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•

Level 3—Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The Federated Total Return Bond Fund is a registered investment company, which is valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

The Plan had $21,481,505 and $21,228,307 of investments in shares of registered investment companies held through sub-accounts of a separate account of an insurance company at December 31, 2011 and 2010, respectively. The Plan has concluded that the NAV as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

However, it is possible that the redemptions rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in the market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the registered investment companies and, consequently, the fair value of the Plan’s investments.

Guaranteed interest accounts are valued at cost plus accrued interest. Interest rates range from 0.20% to 1.30% at December 31, 2011 and from 0.30% to 1.25% at December 31, 2010.

The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.

The following table presents the fair value of the Plan’s investments as of December 31, 2011 and 2010, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Cash – money market account	$90,626	$—	$—	$90,626
Univest Corporation of Pennsylvania common stock	3,242,028	—	—	3,242,028
Federated Total Return Bond Fund	1,225,378	—	—	1,225,378
Shares of registered investment companies:
Conservative (a)	—	494,843	—	494,843
Income (b)	—	2,378,869	—	2,378,869
Growth and income (c)	—	7,565,063	—	7,565,063
Growth (d)	—	5,927,499	—	5,927,499
Aggressive growth (e)	—	4,076,928	—	4,076,928
Lifecycle (f)	—	1,038,303	—	1,038,303

Total shares of registered investment companies	—	21,481,505	—	21,481,505
John Hancock guaranteed interest accounts	—	—	64,766	64,766

Total investments	$4,558,032	$21,481,505	$64,766	$26,104,303

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Fair value measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Cash – money market account	$322,999	$—	$—	$322,999
Univest Corporation of Pennsylvania common stock	3,646,134	—	—	3,646,134
Federated Total Return Bond Fund	1,125,917	—	—	1,125,917
Shares of registered investment companies
Conservative (a)	—	964,138	—	964,138
Income (b)	—	2,697,079	—	2,697,079
Growth and income (c)	—	6,122,762	—	6,122,762
Growth (d)	—	6,286,633	—	6,286,633
Aggressive growth (e)	—	4,342,674	—	4,342,674
Lifecycle (f)	—	815,021	—	815,021

Total shares of registered investment companies	—	21,228,307	—	21,228,307
John Hancock guaranteed interest accounts	—	—	53,950	53,950

Total investments	$5,095,050	$21,228,307	$53,950	$26,377,307

a)	Conservative—the safety of principal is the primary objective and may have a secondary objective of income from exposure to short-term securities or certain types of fixed contracts and money markets.

b)	Income—a high level of current income is sought by broadly investing in fixed-income securities through various sectors of the bond market and gaining exposure to various types of credit and interest rate risk.

c)	Growth and Income—seeks a balance between a high level of income and the growth of capital, with a higher degree of emphasis on growth from exposure to various equity allocations.

d)	Growth—pursues capital appreciation foremost by investing in equity securities across domestic and international markets and across certain market capitalizations; may be exposed to all market risks.

e)	Aggressive Growth—rapid growth and appreciation are the key objectives by utilizing domestic, international or emerging country equity markets and market capitalizations, including heavier concentrations or through riskier techniques than core growth strategies.

f)	Lifecycle—model portfolios designed to provide a balance of growth, income and capital conservation through a mix of equity and fixed-income exposures based on a participant’s age and projected retirement date, adjusting asset allocations and associated risk levels with the objective of becoming more conservative as the target date approaches.

The following tables provide a reconciliation of the beginning and ending balances for measurements in hierarchy Level 3 at December 31, 2011 and 2010:

	Balance at December 31, 2010	Total realized gains	Unrealized losses relating to instruments still held at the reporting date	Purchases	Sales	Balance at December 31, 2011
John Hancock guaranteed interest accounts	$53,950	$617	$(1,266)	$18,266	$(6,801)	$64,766

Total Level 3 assets	$53,950	$617	$(1,266)	$18,266	$(6,801)	$64,766

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Balance at December 31, 2009	Total realized gains	Unrealized losses relating to instruments still held at the reporting date	Purchases	Sales	Balance at December 31, 2010
John Hancock guaranteed interest accounts	$49,018	$698	$(433)	$4,667	$—	$53,950

Total Level 3 assets	$49,018	$698	$(433)	$4,667	$—	$53,950

Realized gains or losses are recognized in “net (depreciation) appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

(5)	Parties-in-Interest Transactions

At December 31, 2011 and 2010, the Plan had interest-bearing deposits with the Bank of $90,626 and $322,999, respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2011 and 2010, the Plan held 221,450 and 190,200 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $3,242,028 and $3,646,134, respectively.

The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.

Certain plan investments are guaranteed interest accounts sponsored by John Hancock Life Insurance Company (U.S.A.). The Plan also has investments in shares of registered investment companies held through sub-accounts of a separate account of John Hancock Life Insurance Company (U.S.A.). John Hancock Life Insurance Company (U.S.A.) provides services to the Plan as the custodian and record keeper; therefore, these investments and transactions qualify as party-in-interest transactions.

(6)	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

UNIVEST CORPORATION OF PENNSYLANIA

DEFERRED SALARY SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Risks and Uncertainties

The Plan has holdings in various investments including common stock of the Corporation, registered investment companies, and guaranteed accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
* Univest Corporation of Pennsylvania:
*Univest Bank and Trust Co. Cash – Money Market Account			**	$90,626
*Univest Corporation of Pennsylvania Common Stock	221,450	shares of common stock	**	3,242,028
*Federated Total Return Bond Fund	108,663	units of registered investment companies	**	1,225,378

*John Hancock Life Insurance Company (U.S.A.):
*John Hancock Registered Investment Companies:
John Hancock Retirement Living at 2045	15,094	units of registered investment companies	**	154,630
John Hancock Retirement Living at 2040	12,312	units of registered investment companies	**	126,268
John Hancock Retirement Living at 2035	15,356	units of registered investment companies	**	157,604
John Hancock Retirement Living at 2030	14,095	units of registered investment companies	**	144,178
John Hancock Retirement Living at 2025	15,145	units of registered investment companies	**	157,902
John Hancock Retirement Living at 2020	26,072	units of registered investment companies	**	281,258
John Hancock Retirement Living at 2015	1,373	units of registered investment companies	**	15,191
John Hancock Retirement Living at 2010	112	units of registered investment companies	**	1,272
John Hancock Lifestyle Aggressive	1,980	units of registered investment companies	**	612,790
John Hancock Lifestyle Growth	10,852	units of registered investment companies	**	3,332,855
John Hancock Lifestyle Balanced	17,096	units of registered investment companies	**	3,834,813
John Hancock Lifestyle Moderate	5,656	units of registered investment companies	**	1,031,039
John Hancock Lifestyle Conservative	3,365	units of registered investment companies	**	693,320
John Hancock Real Estate Securities Fund	6,553	units of registered investment companies	**	356,698
John Hancock DFA Emerging Markets Value	4,196	units of registered investment companies	**	154,921
John Hancock Royce Opportunity	9,983	units of registered investment companies	**	172,109
John Hancock International Small Cap Fund	114	units of registered investment companies	**	3,017
John Hancock International Opportunities Fund	927	units of registered investment companies	**	13,838
John Hancock Oppenheimer Developing Markets	2,218	units of registered investment companies	**	123,820
John Hancock Energy	4,648	units of registered investment companies	**	421,043
John Hancock DFA International Value	3,530	units of registered investment companies	**	61,567
John Hancock Mid-Cap Growth Index Fund	2,649	units of registered investment companies	**	28,965
John Hancock International Value Fund	1,882	units of registered investment companies	**	34,621
John Hancock Mid Cap Stock Fund	2,249	units of registered investment companies	**	41,436
John Hancock Columbia Value & Restructuring	6,489	units of registered investment companies	**	325,965
John Hancock T. Rowe Price Science & Technology	1,370	units of registered investment companies	**	60,405
John Hancock DFA U.S. Small Cap Fund	27,026	units of registered investment companies	**	638,157
John Hancock Small Cap Growth Index	5,424	units of registered investment companies	**	116,692
John Hancock International Equity Index Fund	5,596	units of registered investment companies	**	79,272
John Hancock Science & Technology Fund	1,863	units of registered investment companies	**	34,807
John Hancock Financial Services Fund	1,206	units of registered investment companies	**	17,011
John Hancock Small Cap Index Fund	1,163	units of registered investment companies	**	22,488
John Hancock American Century Heritage	12,502	units of registered investment companies	**	244,783
John Hancock John Hancock International Growth	468	units of registered investment companies	**	10,217
John Hancock Invesco Small Cap Growth	5,074	units of registered investment companies	**	125,082
John Hancock EuroPacific Growth Fund	4,525	units of registered investment companies	**	220,143
John Hancock Franklin Small-Mid Growth	350	units of registered investment companies	**	16,322

(Continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock T. Rowe Price Health Sciences Fund	3,484	units of registered investment companies	**	$140,758
John Hancock Mid-Cap Value Index Fund	641	units of registered investment companies	**	6,673
John Hancock Small Cap Value Index	1,664	units of registered investment companies	**	27,696
John Hancock Columbia Mid Cap Value	5,967	units of registered investment companies	**	56,840
John Hancock Small Cap Value Fund	1,893	units of registered investment companies	**	55,999
John Hancock Blue Chip Growth Fund	12,153	units of registered investment companies	**	311,168
John Hancock Mid Cap Index Fund	14,110	units of registered investment companies	**	347,412
John Hancock Oppenheimer Global	417	units of registered investment companies	**	16,127
John Hancock Fundamental All Cap Core Fund	3,353	units of registered investment companies	**	68,738
John Hancock Mid Value Fund	14,327	units of registered investment companies	**	229,132
John Hancock Capital Appreciation Fund	5,433	units of registered investment companies	**	62,057
John Hancock Templeton World	415	units of registered investment companies	**	14,189
John Hancock All Cap Value Fund	1,732	units of registered investment companies	**	33,346
John Hancock MFS Utilities	15,069	units of registered investment companies	**	346,620
John Hancock Total Stock Market Index Fund	10,835	units of registered investment companies	**	151,052
John Hancock Growth Index Fund	4,572	units of registered investment companies	**	149,598
John Hancock The Growth Fund of America	21,809	units of registered investment companies	**	717,996
John Hancock Davis New York Venture	5,232	units of registered investment companies	**	144,403
John Hancock T. Rowe Price Equity Inc	13,719	units of registered investment companies	**	517,194
John Hancock Value Index Fund	7,740	units of registered investment companies	**	176,985
John Hancock 500 Index Fund	414	units of registered investment companies	**	302,776
John Hancock Mutual Beacon	3,019	units of registered investment companies	**	321,178
John Hancock Washington Mutual Investors	4,532	units of registered investment companies	**	174,847
John Hancock Investment Company of America	1,177	units of registered investment companies	**	43,965
John Hancock American Balanced Fund	7,955	units of registered investment companies	**	193,392
John Hancock BlackRock Global Allocation	3,202	units of registered investment companies	**	64,687
John Hancock PIMCO All Asset	1,771	units of registered investment companies	**	34,135
John Hancock Mutual Global Discovery	10,770	units of registered investment companies	**	725,650
John Hancock Legg Mason Western Asset Global High Yield	3,163	units of registered investment companies	**	84,566
John Hancock PIMCO Global Bond	7,489	units of registered investment companies	**	135,013
John Hancock PIMCO Real Return	11,313	units of registered investment companies	**	218,381
John Hancock T. Rowe Price Spectrum Inc	210	units of registered investment companies	**	6,984
John Hancock Strategic Income Opportunities Fund	9,569	units of registered investment companies	**	200,698
John Hancock Investment Quality Bond Fund	1,267	units of registered investment companies	**	30,584
John Hancock PIMCO Total Return	38,378	units of registered investment companies	**	868,534
John Hancock Total Bond Market Fund	663	units of registered investment companies	**	11,458
John Hancock Short-Term Federal	6,193	units of registered investment companies	**	129,332
John Hancock Money Market Fund	38,048	units of registered investment companies	**	494,843

Total John Hancock Registered Investments Companies			**	21,481,505

*John Hancock Guaranteed Interest Accounts:
John Hancock Guaranteed Interest Account – 3 Year		3 year term maturing on 12/31/2011 with a stated rate of 0.20%	**	41,919
John Hancock Guaranteed Interest Account – 3 Year		3 year term maturing on 12/31/2012 with a stated rate of 0.20%	**	4,530

(Continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA

DEFERRED SALARY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
John Hancock Guaranteed Interest Account – 3 Year	3 year term maturing on 12/31/2013 with a stated rate of 0.20%	**	17,498
John Hancock Guaranteed Interest Account – 10 Year	10 year term maturing on 12/31/2018 with a stated rate of 1.30%	**	2
John Hancock Guaranteed Interest Account – 10 Year	10 year term maturing on 12/31/2019 with a stated rate of 1.30%	**	219
John Hancock Guaranteed Interest Account – 10 Year	10 year term maturing on 12/31/2020 with a stated rate of 1.30%	**	598

Total John Hancock Guaranteed Interest Accounts		**	64,766

Total John Hancock Investments		**	21,546,271

Total Investments		**	$26,104,303

*	Indicates party in interest to the Plan.
**	Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary Savings Plan (Name of Plan)

DEFERRED SALARY SAVINGS PLAN COMMITTEE

By:	/s/ William S. Aichele
William S. Aichele, Trustee

June 22, 2012

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm